SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of February, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒         Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield Legal Director

Date: February 20, 2003

HANSON PLC PRELIMINARY RESULTS 2002

•	Continuing trading turnover £3,953.7 million (£3,963.5m)
•	Continuing trading profit (pre-goodwill/exceptionals) £495.7 million (£509.8m)
•	Pre-tax profit (pre-exceptionals) £350.3 million (£351.0m)
•	EPS (pre-goodwill/exceptionals) up 5.1% to 43.5p (41.4p)
•	Dividend up 10% to 15.4p (14.0p)
•	EBITA interest cover restored at 6.3x (4.9x)
•	Free cash flow per share up 7.6% to 65.1p (60.5p)
•	Bolt-on acquisitions totalled £152.7 million (£57.8m)
•	Net debt reduced by £259.8m to £1,169.9 million (£1,429.7m), with gearing at 44.0% (52.5%)

Alan Murray, Chief Executive, said: “A focus on cost control, operational efficiency and price improvement helped the group hold its pre-tax, pre-exceptional profit at last year’s level, despite a 4.3% decline in total revenue and adverse currency movements. Looking ahead, market conditions in the North America are likely to remain difficult, but the UK and Australia should continue to provide some protection against short-term earnings pressure.”

Christopher Collins, Chairman, added: “Our strength is our consistent ability to generate strong cash flow. This enables us to reduce debt, invest in the business and raise the dividend.”

INQUIRIES:

Justin Read

Hanson PLC

Tel: +44 (0) 20 7245 1245

A meeting will be held for the financial community in London at 9.00am (GMT) today. A teleconference facility will be available to listen-in to this meeting. The dial-in number is +44 (0) 20 8515 2309. Please call in 5-10 minutes before the start of the meeting to register your call. The chairperson of the call will be Alan Murray. A webcast of the meeting will also be available on Hanson’s website (www.hansonplc.com) from 2:30pm (GMT) today.

FINANCIAL HIGHLIGHTS

Continuing trading profit (before goodwill and exceptional items) of £495.7 million was 2.8% below last year. The decline in profit is after an adverse exchange effect of £14.3 million and reflects the benefits of the geographic spread of Hanson’s operations; volume-led trading profit declines in North America of £42.3 million and Asia of £5.7 million were largely offset by increases in Europe of £13.5 million and Australia of £20.4 million.

A focus on cost control, operational efficiency and price improvement paid off through the year and helped the group hold pre-tax, pre-exceptional profit at £350.3 million, within £0.7 million of the prior year, despite a 4.3% decline in total revenue and an adverse net exchange effect of £9.0 million.

The tax rate on pre-exceptional profit was 26.1% (30.2%). On a pre-goodwill, pre-exceptional basis, this equates to 22.2% (25.8%). Two percentage points of the reduction in the tax rate reflects the recognition of Australian losses as a deferred tax asset, with the balance due to a lower proportion of US earnings which attract a relatively high tax rate.

Earnings per share before exceptional items and goodwill amortisation in 2002 were 43.5p, up 5.1% on the prior year.

Operating exceptional charges totalled £87.6 million (£191.3m). Non-operating exceptional items totalled a profit of £11.0 million (£115.7m). Exceptional items relating to tax totalled a credit of £5.2 million (£109.3m). Net exceptional items after tax totalled a loss of £71.4 million (profit £33.7m).

Hanson invested £152.7 million (£57.8m) of cash in new businesses in 2002. In addition, it continued to invest in plant and equipment with a total spend of £143.2 million (£161.4m).

Net debt at the end of 2002 was £1,169.9 million (£1,429.7m), which resulted in a gearing ratio of 44.0% (52.5%). This has reduced further following the disposal of Hanson’s interest in North Texas Cement Company (NTCC) for £78.8 million which was completed early in 2003.

DIVIDEND

The board recommends a final dividend of 10.85p (9.55p) per share for the year ended December 31, 2002. This, together with the interim dividend paid last September, makes a total of 15.4p (14.0p) for the year. This increase of 10%, which reflects a change to Hanson’s policy, demonstrates its progressive approach to the dividend and its confidence in the cash generative nature of the business.

Subject to shareholder approval, the final dividend will be paid on May 16, 2003 to shareholders on the register on April 22, 2003. Hanson ordinary shares will trade ex-dividend from April 16, 2003.

OUTLOOK

Looking ahead, market conditions in the USA are likely to remain difficult, although continued margin focus should help to mitigate weakness in volumes and exchange rates. Infrastructure, which drives 40% of the US business, has seen lower state spending during 2002 which is likely to continue into 2003. While 2003 is also the final year of the TEA-21 highway funding programme, Hanson anticipates a slightly higher six year plan to be enacted in due course. Residential demand is likely to see a modest decline from the very high levels seen in recent years. Industrial and commercial construction is not expected to recover during 2003.

Hanson’s operations in the UK and Australia should continue to provide some protection against short-term earnings pressure in the USA. The UK Government’s infrastructure programme should provide a welcome increase in expenditure. Early indications are that we are beginning to see a gradual increase in activity in this area. In Australia, residential demand has slowed in recent months but infrastructure and resource-related projects should increase during the year. The recently approved merger of Hanson’s joint venture cement operations in Australia should provide opportunities for cost savings. As a result, Hanson would expect to see some further progress in its Australian operations in 2003.

Hanson will be looking to accelerate its bolt-on acquisition programme and increase value-adding capital investment. Its continuing strong cash flow should provide significant capacity to execute this strategy in a disciplined manner.

ATTACHMENTS:

Operations report

Asbestos claims update

Operating statistics

Financial results

NOTES:

1.	Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal product is bricks and its operations are in North America, the UK, continental Europe, Australia and Asia Pacific.
2.	Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
3.	High-resolution Hanson images are available to download from the media centre on Hanson’s website and from www.newscast.co.uk.

OPERATIONS REPORT

Hanson Building Materials America (‘HBMA’)

Continuing trading turnover £1,824.2 million (£1,944.8m)

Continuing trading profit pre-goodwill/exceptionals £291.3 million (£333.6m)

Continuing trading profit pre-exceptionals £262.1 million (£305.4m)

HBMA delivered a commendable result in the face of declining volumes, limiting overall margin erosion to just 1.2% and ending the year with trading profit of £291.3 million (down 12.7%) on sales of £1,824.2 million (down 6.2%) reflecting a drop in US construction activity and a weakening dollar. Excluding the effects of exchange, trading profit was down 9%.

The softening markets experienced in the second quarter of the year carried through to the second half and, with poor weather in November and December also hampering progress, aggregates volumes fell 11.5% over the year. Heritage pipe and products shipments and volumes for ready-mixed concrete were off by 5.7% and 4.6% respectively. Brick shipments were down 1.8%, but the roof tile business edged ahead 1.3% to complete a record year.

Acquisitions, which were principally in the pipe and products division, added £11.8 million in profit, but earnings from heritage operations were down by £54.1 million. Pricing benefits were significant, but were offset by the effect of lower volumes on fixed operating costs. The depletion of the highly profitable Radum quarry in California (£9.5m variance) and the adverse impact of exchange (£13.6m variance) also had a major impact.

Overall earnings for the aggregates division were down 21% at £150.9 million as volumes fell 11.5% to 133.8 million tons, but margins were supported by limiting spending early in the year in response to the anticipated fall in demand.

Volumes dropped across all aggregates regions as conditions in the commercial market deteriorated and fiscal constraints on state infrastructure spending began to bite. Against this background, prices inevitably came under pressure in the second half, although the headline figure for the year showed an excellent 3% increase.

Regionally, aggregate demand was varied. HBMA experienced a slight increase in shipments in Southern California due to the strength of non-residential construction. However, all other regions reported declining volumes, most notably in the South East, encompassing principally the Carolinas and Georgia, the South Central Region (mainly Texas) and the Mountain Region (Arizona). Underlying demand and weather, as well as the selected shutdown of marginally performing sites, all combined to lower shipments in these markets.

Pipe and products saw profit slip 2.6% to £100.8 million, including acquisitions, reflecting a 5.7% decline in heritage volumes and the adverse effects of the exchange rate. Regionally, the performance was mixed, with generally stronger results in its principal markets in Texas and Arizona. The Eastern and South Eastern markets, in particular, suffered from lower demand and the mid-West was highly competitive. As a result, and with poor weather in the second half of the year also playing a part, heritage volumes were down 5.7%, but prices moved ahead 2.7%. Pressure pipe slipped back from a record year in 2001, due mainly to lower volumes and the delay of a major project in Dallas. The acquisitions of Centennial in Canada and Choctaw in the South Eastern USA also made an important contribution, pushing overall volumes up by 12.7%.

Profit from the brick and tile division improved by 1% to £39.6 million, benefiting from strong housing demand to drive revenues and margins to record levels. Despite a 1.8% decline in volume and the effect of reorganisation costs, brick unit margins moved ahead slightly, reflecting higher prices. The decline in volumes was disappointing in view of the favourable housing market and was, primarily, due to the sale of a brick plant in Mississippi and production difficulties at some operations which have now been overcome. Demand in Canada and Texas remained strong but conditions in the Carolinas were difficult.

OUTLOOK

Hanson expects volumes in most markets to be slightly lower in 2003. It was encouraging to see some stability in the fourth quarter in the important Eastern USA and California markets, but demand in Texas dipped late in the year across all products, and the indications are that this important market will remain challenging throughout the year.

The concrete pipe order book remains relatively healthy and pressure pipe is expected to recover lost ground, benefiting from an expansion in production capacity which should be operational from mid-2003.

Independent industry reports suggest that the housing market will slow in 2003 from the very high levels seen in 2002. However, the brick and tile division should have another good year as benefits from the recent reorganisation and significant capital investment are realised.

HANSON BUILDING MATERIALS EUROPE (‘HBME’)

Continuing trading turnover £1,451.8 million (£1,371.3m)

Continuing trading profit pre-goodwill/exceptionals £153.8 million (£140.3m)

Trading profit pre-exceptionals £145.4 million (£132.4m)

HBME recorded an excellent result, overcoming flat or declining volumes in its major UK market. Profit for the year at £153.8 million was ahead of 2001 by 9.6% with every division showing an improvement apart from marine dredging, which was held back by higher than expected maintenance costs and adverse weather.

The UK aggregates division ended the year up £4.1 million (5.1%) on 2001 at £84.7 million, despite falling demand in the second half and the implementation of the new aggregates levy in April. This, along with a combination of poor weather in November and December and a lack of major contract work, led to overall volumes dropping by 4.1% on 2001.

An improvement in UK asphalt volumes of 3.3% was offset by falls in sand and gravel, dry stone and Premix concrete. Dry stone was off 8.6% – primarily the result of customers turning from low-grade quarried stone to cheaper recycled or secondary products that do not attract the aggregates levy. Demand held up in the Midlands and the North underpinned by rising asphalt sales, but was weaker in HBME’s traditionally strong markets in the South East and South West.

Despite these falling volumes, the division made further good progress to move heritage margins before reorganisation costs ahead to 11.4% and finish the year 0.4% up on 2001. Price increases of 4.4% for aggregates and 6% for ready-mixed concrete were achieved, resulting in a direct profit increase as improved cost performance enabled it to absorb the effects of inflation. In addition, the division was able to recover the aggregates levy in full.

A new building products division was formed in August by combining the UK bricks and concrete products businesses which will ultimately create a fully-integrated building products operation. With a new and refocused management team, the division made a promising start, moving profit ahead by 17.5% to £36.9 million and heritage margins improved by 0.9%.

The brick business, which accounts for 80% of the building products division’s profit, produced a very good performance, pushing profit and heritage margins up on volumes that were only marginally ahead. Reduced overheads and increased prices underpinned the result, along with an improvement in production at a number of sites. Demand remained robust in the repair, maintenance, and improvement sector, the principal outlet for the leading London brand bricks.

The concrete products business recovered from a very difficult 2001 to see profit more than double at £7.1 million. A strong performance from the flooring and precast business, coupled with improvements in concrete blocks and drainage products, were the highlights.

Marine had a difficult year, with bad weather restricting dredging operations and pulling profit down 1.9% on 2001 to £14.6 million. A total of 103 days were lost to weather – the worst for many years. Despite these adverse conditions, operating margins increased by 2.7% to 24.5% across the division as satisfactory price increases of 8.4% more than offset the increases in costs.

Spain had another good year with profit up £0.4 million at £14.9 million. There was continued buoyant demand in all our major markets, particularly Barcelona and Madrid. The other Continental European operations increased profits by £3.8 million; Israel continued to make steady progress in a difficult economic and political environment, while there was an improvement in Germany resulting from the ongoing disposal of a number of loss-making concrete operations. The Czech Republic benefited from heritage gains and the acquisition of two quarries in May.

OUTLOOK

The outlook is heavily influenced by the UK. Despite some weakness in the final quarter of 2002, Hanson expects general market conditions to stay broadly at current levels for 2003. The continuing stability anticipated in the housing market and growth, albeit at low levels, in the private sector should benefit the UK bricks and aggregates businesses. In addition, the aggregates business in particular should benefit from new major infrastructure projects. Internally, benefits from the newly reorganised operations should continue to materialise.

HANSON AUSTRALIA

Continuing trading turnover £442.3 million (£379.7m)

Continuing trading profit pre-goodwill/exceptionals £34.9 million (£14.5m)

Continuing trading profit pre-exceptionals £24.7 million (£4.6m)

Hanson Australia enjoyed a highly successful year, underpinned by an increase in demand for all products and a notable increase in average selling prices of 7.2% in aggregates and 7% in ready-mixed concrete. Whilst average prices have risen by around 7% across the year, importantly prices rose by over 15% in the nine months to December 31, 2002 following initial price increases on April 1.

Profit increased by £20.4 million to £34.9 million and heritage margins were up by 4.1% – a welcome recovery from 2001 and a good basis for further improvement in 2003.

The prime driver for the improvement in performance was the strength of the Sydney metropolitan market, triggered by growing infrastructure, residential and commercial work, and a strong second-half in the Western region, where volumes were also ahead.

OUTLOOK

Looking ahead, Hanson expects demand to remain strong throughout 2003, supported by infrastructure projects in New South Wales and Victoria and resource-related projects in Western Australia and Queensland. The substantial Sydney market looks positive, with the promise of large volumes from the cross-city tunnel and Western orbital highway towards the end of the year.

HANSON PACIFIC

Continuing trading turnover £235.4 million (£267.7m)

Continuing trading profit pre-goodwill/exceptionals £15.7 million (£21.4m)

Continuing trading profit pre-exceptionals £4.4 million (£10.8m)

Hanson Pacific had a difficult year, with its major markets, particularly Hong Kong, suffering from both volume and price reductions. This had a considerable impact on the bottom line and saw profit drop by £5.7 million to £15.7 million, despite continued emphasis on cost reduction.

OUTLOOK

The division faces another tough year in 2003. Malaysia is the most positive prospect, with encouraging signs of volume growth, albeit from a low base, complemented by the benefits coming from the restructured business. Thailand should also stay on course, but the position in Hong Kong and Singapore is not as encouraging. The medium-term prospects for both countries remain positive, but in the current climate any improvements are likely to come from operational enhancements and cost reductions.

ASBESTOS CLAIMS UPDATE

New claimants in 2002 totaled 32,200 (21,700). The increase over 2001 was due to 12,000 new mass claimants filed in Mississippi in the last quarter of 2002. Whilst difficult to quantify, much of this was due to claims filed in advance of legislation changes introduced in Mississippi from January 1, 2003 designed, in part, to limit out of state filings.

18,200 (3,100) claimants were resolved in the year, with over 70% of these being dismissed rather than settled. 37% of the 2002 resolutions were made in the last quarter and these incurred 40% of the gross annual cost.

Given the additional Mississippi cases, the number of outstanding claimants increased from 75,000 at the end of October to 81,500 at the year-end. The overwhelming majority of new and outstanding cases are not malignant, have not established any link to a former Hanson subsidiary’s product and are filed against many dozens of defendants. In this respect, Hanson welcomes recent moves by the American Bar Association to support tort reform to reduce levels of future non-malignant cases being filed.

The net cost to Hanson in 2002 of the 18,200 resolutions was $4.1 million ($1.0m), equivalent to £1.5 million after tax relief. The gross cost of settlements and legal costs before insurance recoveries was $37.3 million ($26.8m). This is equivalent to an average gross cost per resolution of just over $2,000 – slightly less than the five year average of $2,300, although this number is highly sensitive to the disease mix resolved in any particular period.

Hanson has not made any further provision for asbestos related claims in 2002. It estimates that the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 will be approximately $235 million. Net provisions totalling $123 million are in place to cover these estimated costs, after taking account of expected insurance recoveries of approximately $112 million.

OPERATING STATISTICS

	12 months to Dec 31 % change (2002 vs. 2001)
	Volumes	Prices
		(heritage only)
Hanson Building Materials America
Aggregates	-11.5%	+3.0%
Asphalt	-11.0%	+3.3%
Ready-mixed concrete	-4.6%	+1.7%
Cement	+2.6%	-1.7%
Concrete products	+12.7%	+2.7%
Brick	-1.8%	+0.4%
Hanson Building Materials Europe*
Aggregates	-5.6%	+4.4%
Marine aggregates	-3.4%	+8.4%
Asphalt	+3.3%	+4.4%
Ready-mixed concrete	-1.8%	+6.0%
Brick	+1.1%	+4.7%
*UK only. Price excludes aggregates levy impact
Hanson Australia
Aggregates	+9.1%	+7.2%
Ready-mixed concrete	+8.4%	+7.0%

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the 12 months ended December 31, 2002

	2002				2001
	Before exceptional items	Exceptional items		Total	Before exceptional items	Exceptional Items	Total
	£m	£m		£m	£m	£m	£m
Turnover
Turnover – group and share of joint-ventures’
and associates’ turnover	4,000.5	—		4,000.5	4,179.4	—	4,179.4
Less share of joint-ventures’ turnover	(268.3)	—		(268.3)	(271.8)	—	(271.8)
Less share of associates’ turnover	(83.3)	—		(83.3)	(83.9)	—	(83.9)

	3,648.9	—		3,648.9	3,823.7	—	3,823.7

Continuing operations	3,548.3	—		3,548.3	3,638.5	—	3,638.5
Acquisitions	70.1	—		70.1	—	—	—
Discontinued	30.5	—		30.5	185.2	—	185.2

Group turnover	3,648.9	—		3,648.9	3,823.7	—	3,823.7

Costs and overheads	(3,259.9)	(87.6)		(3,347.5)	(3,401.0)	(191.3)	(3,592.3)

Group operating profit	389.0	(87.6)		301.4	422.7	(191.3)	231.4
Share of operating profit of joint-ventures	31.3	—		31.3	27.7	—	27.7
Share of operating profit of associates	13.0	—		13.0	13.1	—	13.1

Operating profit including joint-ventures and associates	433.3	(87.6)		345.7	463.5	(191.3)	272.2

Continuing operations	421.2	(87.6)		333.6	456.3	(191.3)	265.0
Acquisitions	9.0	—		9.0	—	—	—
	430.2	(87.6)		342.6	456.3	(191.3)	265.0
Discontinued operations	3.1	—		3.1	7.2	—	7.2
Operating profit including joint-ventures and
associates	433.3	(87.6)		345.7	463.5	(191.3)	272.2
Non operating exceptional items
Discontinued operations
Profit on disposal and termination of operations	—	9.0		9.0	—	116.2	116.2
Profit/(loss) on disposal of fixed assets	—	2.0		2.0	—	(0.5)	(0.5)

	—	11.0		11.0	—	115.7	115.7
Net interest payable and similar charges
Net interest payable	(78.5)	—		(78.5)	(106.5)	—	(106.5)
Unwinding of discount (net)	(4.5)	—		(4.5)	(6.0)	—	(6.0)

	(83.0)	—		(83.0)	(112.5)	—	(112.5)

Profit on ordinary activities before taxation	350.3	(76.6)		273.7	351.0	(75.6)	275.4

Taxation

Charge for year	(91.5)	5.2		(86.3)	(105.9)	9.3	(96.6)

Release relating to prior years	—	—		—	—	100.0	100.0
	(91.5)	5.2		(86.3)	(105.9)	109.3	3.4
Profit on ordinary activities after taxation	258.8	(71.4)		187.4	245.1	33.7	278.8
Dividends
Paid—4.55p (4.45p)	(33.5)	—		(33.5)	(32.6)	—	(32.6)
Proposed—10.85p (9.55p)	(80.0)	—		(80.0)	(70.3)	—	(70.3)

Transfer to reserves	145.3	(71.4)		73.9	142.2	33.7	175.9

Earnings per ordinary share
Basic	35.1p	(9.7	)p	25.4p	33.3p	4.6p	37.9p
Before goodwill amortisation	43.5p	(9.7	)p	33.8p	41.4p	4.6p	46.0p
Diluted	35.1p	(9.7	)p	25.4p	33.2p	4.6p	37.8p
Before goodwill amortisation	43.4p	(9.7	)p	33.7p	41.3p	4.6p	45.9p

The average exchange rates used for the consolidated profit and loss account were December 2002 $1.5016 to the £; and December 2001 $1.4403 to the £.

SEGMENTAL ANALYSIS

for the 12 months ended December 31, 2002

	2002			2001
Operating profit, turnover and capital employed including joint-ventures and associates before operating exceptional items	Profit	Turnover	Capital employed	Profit	Turnover	Capital employed
Hanson Building Materials America	£m	£m	£m	£m	£m	£m
Aggregates	135.7	1,154.7	1,622.9	175.6	1,285.3	1,824.2
Pipe and Products	92.5	436.1	365.8	97.2	418.3	309.4
Brick and Tile	33.9	233.4	218.7	32.6	241.2	237.4

	262.1	1,824.2	2,207.4	305.4	1,944.8	2,371.0
Hanson Building Materials Europe
European Aggregates	109.1	1,184.2	1,023.3	101.5	1,128.1	1,001.0
Building Products	36.3	267.6	280.4	30.9	243.2	268.0

	145.4	1,451.8	1,303.7	132.4	1,371.3	1,269.0
Hanson Australia	24.7	442.3	500.7	4.6	379.7	538.2
Hanson Pacific	4.4	235.4	224.2	10.8	267.7	331.5

Trading operations	436.6	3,953.7	4,236.0	453.2	3,963.5	4,509.7
Property and other income	11.6	—	—	20.6	—	—
Central expenses	(18.0)	—	—	(17.5)	—	—
Discontinued	3.1	46.8	—	7.2	215.9	110.1

	433.3	4,000.5	4,236.0	463.5	4,179.4	4,619.8
Operating exceptional items:
Goodwill impaired previously written off to reserves	—	—	—	(88.8)	—	—
Other exceptional items	(87.6)	—	—	(102.5)	—	—

	345.7	4,000.5	4,236.0	272.2	4,179.4	4,619.8

By geographical location
North America	262.6	1,824.2	2,207.4	305.0	1,944.8	2,371.0
Europe	136.5	1,451.8	1,303.7	135.9	1,371.3	1,269.0
Australia	26.7	442.3	500.7	4.6	379.7	538.2
Asia	4.4	235.4	224.2	10.8	267.7	331.5
Discontinued	3.1	46.8	—	7.2	215.9	110.1

	433.3	4,000.5	4,236.0	463.5	4,179.4	4,619.8
Operating exceptional items:
Goodwill impaired previously written off to reserves	—	—	—	(88.8)	—	—
Other exceptional items	(87.6)	—	—	(102.5)	—	—

	345.7	4,000.5	4,236.0	272.2	4,179.4	4,619.8

	2002			2001
Trading profit before goodwill amortisation and exceptional items	Gross	Goodwill	Net	Gross	Goodwill	Net
	£m	£m	£m	£m	£m	£m
Hanson Building Materials America
Aggregates	150.9	(15.2)	135.7	190.9	(15.3)	175.6
Pipe and Products	100.8	(8.3)	92.5	103.5	(6.3)	97.2
Brick and Tile	39.6	(5.7)	33.9	39.2	(6.6)	32.6

	291.3	(29.2)	262.1	333.6	(28.2)	305.4
Hanson Building Materials Europe
European Aggregates	116.9	(7.8)	109.1	108.9	(7.4)	101.5
Building Products	36.9	(0.6)	36.3	31.4	(0.5)	30.9

	153.8	(8.4)	145.4	140.3	(7.9)	132.4
Hanson Australia	34.9	(10.2)	24.7	14.5	(9.9)	4.6
Hanson Pacific	15.7	(11.3)	4.4	21.4	(10.6)	10.8

Trading profit	495.7	(59.1)	436.6	509.8	(56.6)	453.2

The analysis of turnover shows the geographical segments from which products are supplied. This also represents the analysis of turnover by geographical destination.

SEGMENTAL ANALYSIS

for the 12 months ended December 31, 2002

CONTINUED

	2002			2001
Group turnover before joint-ventures and associates	Gross turnover	Joint-ventures and associates	Group turnover	Gross turnover	Joint-ventures and associates	Group turnover
	£m	£m	£m	£m	£m	£m
Hanson Building Materials America
Aggregates	1,154.7	59.2	1,095.5	1,285.3	58.0	1,227.3
Pipe and Products	436.1	1.0	435.1	418.3	1.1	417.2
Brick and Tile	233.4	—	233.4	241.2	—	241.2

	1,824.2	60.2	1,764.0	1,944.8	59.1	1,885.7
Hanson Building Materials Europe
European Aggregates	1,184.2	111.4	1,072.8	1,128.1	105.9	1,022.2
Building Products	267.6	—	267.6	243.2	—	243.2

	1,451.8	111.4	1,340.4	1,371.3	105.9	1,265.4
Hanson Australia	442.3	147.1	295.2	379.7	130.3	249.4
Hanson Pacific	235.4	16.6	218.8	267.7	29.7	238.0
Discontinued	46.8	16.3	30.5	215.9	30.7	185.2

	4,000.5	351.6	3,648.9	4,179.4	355.7	3,823.7

	2002		2001
Analysis of group’s share of joint-ventures and geographical location	Profit	Turnover	Profit	Turnover
	£m	£m	£m	£m
Hanson Building Materials America
Aggregates	2.6	59.2	0.4	57.2
Pipe and Products	0.2	1.0	—	—
Brick and Tile	—	—	—	—

	2.8	60.2	0.4	57.2
Hanson Building Materials Europe
European Aggregates	6.0	28.4	5.5	26.6
Building Products	—	—	—	—

	6.0	28.4	5.5	26.6
Hanson Australia	14.5	147.1	12.7	130.3
Hanson Pacific	(1.2)	16.6	(0.4)	29.7
Discontinued	9.2	16.0	9.5	28.0

	31.3	268.3	27.7	271.8
Analysis of group’s share of associates and geographical location

Hanson Building Materials America
Aggregates	—	—	0.6	0.8
Pipe and Products	—	—	0.3	1.1
Brick and Tile	—	—	—	—

	—	—	0.9	1.9
Hanson Building Materials Europe
European Aggregates	13.0	83.0	12.5	79.3
Building Products	—	—	—	—

	13.0	83.0	12.5	79.3
Hanson Australia	—	—	—	—
Hanson Pacific	—	—	—	—
Discontinued	—	0.3	(0.3)	2.7

	13.0	83.3	13.1	83.9

CONSOLIDATED BALANCE SHEET

at December 31, 2002

	2002	2001
		Restated
	£m	£m
Fixed assets
Intangible	939.7	1,102.1
Tangible	2,615.2	2,863.4
Investment in joint-ventures:
Share of gross assets	206.8	307.9
Share of gross liabilities	(75.3)	(100.3)

	131.5	207.6
Loans to joint-ventures and other investments	20.3	15.2
Investment in associates	44.3	45.7

	3,751.0	4,234.0
Current assets
Stocks	324.6	379.3
Debtors (see note 1)	1,049.6	1,082.1
Investments	101.8	373.6
Cash at bank	1,370.9	778.4

	2,846.9	2,613.4
Prepayments and accrued income
Amounts due from insurers for Koppers’ liabilities (see below)	199.5	205.8

	3,046.4	2,819.2
Creditors—due within one year
Debenture loans	1,010.8	581.2
Bank loans and overdrafts	570.2	401.2
Trade creditors	320.0	329.5
Other creditors	324.9	382.5
Dividends	80.0	70.3

	2,305.9	1,764.7

Net current assets	740.5	1,054.5

Total assets less current liabilities	4,491.5	5,288.5
Creditors—due after one year

Debenture loans	968.7	1,569.2
Bank loans	3.6	30.1

	972.3	1,599.3
Provisions for liabilities and charges
Koppers’ liabilities transferred to insurers (see above)	199.5	205.8
Provisions for other liabilities (see note 1)	659.5	762.6

	859.0	968.4
Capital and reserves
Called up share capital	1,473.9	1,471.8
Share premium account	1,493.1	1,492.6
Other reserves	216.3	216.3
Profit and loss account	(523.1)	(459.9)

Equity shareholders’ funds	2,660.2	2,720.8

	4,491.5	5,288.5

The exchange rates used for the consolidated balance sheet were December 31, 2002, $1.6016 to the £ and December 31, 2001, $1.4484 to the £.

CONSOLIDATED CASH FLOW STATEMENT

for the 12 months ended December 31, 2002

	2002	2001
	£m	£m
Net cash inflow from operating activities	585.9	625.5

Dividends received from associates	8.3	7.6

Dividends received from joint-ventures	26.9	19.5
Returns on investments and servicing of finance

Interest received	38.8	67.1
Interest paid	(125.3)	(173.8)
Interest element of finance lease rental payments	(0.4)	(0.6)

Net cash (outflow) from returns on investment and servicing of finance	(86.9)	(107.3)

Taxation	(19.7)	(73.0)
Capital expenditure and financial investments

Purchase of tangible fixed assets	(143.2)	(161.4)
Purchase of fixed asset investments	(30.6)	(18.4)
Purchase of current asset investments	(0.2)	—
Sale of tangible fixed assets	32.5	49.2
Disposal of fixed asset investments	2.1	—
Net cash (outflow) from capital expenditure and financial investments	(139.4)	(130.6)
Acquisitions and disposals

Cash in acquired and disposed subsidiary undertakings	6.6	7.1
Non-operating payments	—	(3.1)
Acquisition of subsidiary undertakings	(152.7)	(57.8)
Disposal of subsidiary undertakings	41.9	224.0

Net cash (outflow)/inflow from acquisitions and disposals	(104.2)	170.2

Dividends paid	(103.8)	(101.3)
Management of liquid resources

Decrease in current asset investments	347.0	51.5
Cash (added to)/withdrawn from deposits	(674.3)	163.1

	(327.3)	214.6

Net cash (outflow)/inflow before financing	(160.2)	625.2

Financing
Issue of ordinary share capital	2.6	1.9
Increase in/(repayments of) short term loans	227.8	(179.7)
Proceeds of debenture loans	—	1.3
Repayment of bank loans	—	(3.6)
Repayments of debenture loans	(3.1)	(57.1)
Capital element of finance lease rental payments	(1.3)	(5.7)

Net cash inflow/(outflow) from financing	226.0	(242.9)

Net cash inflow for the year after financing	65.8	382.3

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2002 Total	2001 Total
	£m	£m
Group operating profit	301.4	231.4
Amortisation of goodwill	61.3	59.7
Impairments	87.0	163.4
Depreciation	179.4	187.8
Depletion	36.2	41.1
Movement in provisions	(39.1)	(36.6)
(Profit) on sales of tangible fixed assets	(8.0)	(11.2)
Decrease in stocks	7.3	1.5
(Increase) in debtors	(33.1)	(2.0)
(Decrease) in creditors	(6.5)	(9.6)

Net cash inflow from operating activities	585.9	625.5

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the 12 months ended December 31, 2002

	2002	2001
	£m	£m
Profit on ordinary activities for the year excluding share of
profits of joint-ventures and associates	154.9	251.0
Share of joint—ventures’ profits for the year	23.5	18.3
Share of associates’ profits for the year	9.0	9.5

Profit for the year attributable to members of the parent company	187.4	278.8
Currency translation differences on foreign net equity	(137.1)	8.3

Total recognised gains and losses in the period	50.3	287.1
Prior year adjustment	—	3.3

Total gains and losses recognised since the last Annual Report	50.3	290.4

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

for the 12 months ended December 31, 2002

	2002	2001
	£m	£m
Opening shareholders’ funds	2,720.8	2,420.6
Profit on ordinary activities after taxation	187.4	278.8
Dividends
Paid	(33.5)	(32.6)
Proposed	(80.0)	(70.3)

	2,794.7	2,596.5
Issue of ordinary share capital	2.6	1.9
Goodwill on disposals previously written off to reserves	—	25.3
Goodwill impaired previously written off to reserves	—	88.8
Currency translation differences on foreign net equity	(137.1)	8.3

Closing shareholders’ funds	2,660.2	2,720.8

RECONCILIATION OF NET CASH FLOW MOVEMENT TO MOVEMENT IN NET (DEBT)

for the 12 months ended December 31, 2002

	2002	2001
	£m	£m
Net cash inflow after financing	65.8	382.3
Decrease in long-term debt	3.1	59.4
Cash transferred to/(withdrawn from) deposits	674.3	(163.1)
(Decrease) in liquid resources	(347.0)	(51.5)
(Increase)/decrease in short-term loans	(227.8)	179.7
Capital element of finance leases	1.3	5.7

Change in net debt resulting from cash flows	169.7	412.5
Loans and finance leases acquired with subsidiaries	(0.2)	—
Loans and finance leases relating to disposals	0.2	—
Other financing movements	(0.7)	(6.8)
Exchange movement	90.8	(16.2)

Movement in net debt in the year	259.8	389.5
Opening net (debt)	(1,429.7)	(1,819.2)

Closing net (debt)	(1,169.9)	(1,429.7)

Liquid resources continued to constitute term deposits of no more than one year to maturity and current asset investments traded on an active market.

FINANCIAL SUMMARY – CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the 12 months ended December 31, 2002

	2002		2001
	£m		£m
Turnover
Hanson Building Materials America	1,824.2		1,944.8
Hanson Building Materials Europe	1,451.8		1,371.3
Hanson Australia	442.3		379.7
Hanson Pacific	235.4		267.7

Trading operations	3,953.7		3,963.5
Discontinued	46.8		215.9

	4,000.5		4,179.04

Profit
Hanson Building Materials America	262.1		305.4
Hanson Building Materials Europe	145.4		132.4
Hanson Australia	24.7		4.6
Hanson Pacific	4.4		10.8

Trading operations	436.6		453.2
Property and other income	11.6		20.6
Central expenses	(18.0)		(17.5)
Discontinued	3.1		7.2

	433.3		463.5
Exceptional items	(76.6)		(75.6)
Interest	(78.5)		(106.5)
Unwinding of discount on provisions	(4.5)		(6.0)

Profit on ordinary activities	273.7		275.4
Taxation	(86.3)		3.4

Profit after taxation	187.4		278.8

Earnings per ordinary share—basic	25.4	p	37.9	p

Profits in respect of joint-ventures and associates for Hanson Building Materials Europe, Hanson Building Materials America, Hanson Australia and Hanson Pacific have been included in the trading profits for these divisions. The total amounts for joint-ventures and associates profits are 2002 – £44.3m, 2001 – £40.8m.

NOTE 1 – RESTATEMENT OF COMPARATIVES

The group has amended its treatment of amounts recoverable from insurers for environmental liabilities. Consistent with FRS12 “Provisions, contingent liabilities and contingent assets”, environmental provisions have been grossed up and a matching amount shown within debtors to reflect the amounts recoverable from insurers. The group balance sheet comparatives have been restated to reflect this gross up: Amounts recoverable from insurers £100.2m, is included within debtors, and the provisions for liabilities and charges balance brought forward at January 1, 2002 has been restated by £100.2m. This change has had no impact on shareholders’ funds.

NOTE 2 – FACTORS AFFECTING TAX CHARGE FOR THE PERIOD

	2002		2001
	Before exceptional items	Total	Before exceptional items	Total
Profit on ordinary activities before tax	£350.3m	£273.7m	£351.0m	£275.4m
	%	%	%	%
Tax on ordinary activities at 30.0%	30.0	30.0	30.0	30.0
Permanent differences	6.6	8.5	1.6	2.0
Overseas tax rate differences	(8.1)	(10.4)	(3.5)	(4.4)
Accelerated capital allowances	(2.7)	(3.4)	(2.4)	(3.1)
Current year tax losses and other timing differences not tax effected	(1.5)	(1.9)	2.4	3.1
Utilisation of tax losses brought forward	(4.8)	(6.1)	(0.2)	(0.2)
Prior year adjustments	(2.3)	(3.0)	(1.9)	(2.4)
Tax effect on exceptionals	—	(3.8)	—	(30.9)
Other	(1.5)	(2.0)	0.2	0.20

Total current tax	15.7	7.9	26.2	(5.7)

NOTE 3 – DIVIDENDS

Subject to shareholder approval, a final dividend of 10.85p per ordinary share will be payable on May 16, 2003 to those shareholders on the register at the close of business on April 22, 2003. The ordinary shares are expected to trade ex-dividend on April 16, 2003 (April 17, 2003 for ADSs and April 14, 2003 for CDIs). The payment date for ADS and CDI holders is May 23, 2002.

NOTE 4 – BASIS OF PREPARATION

The figures for the years ended December 31, 2001 and December 31, 2002 are abridged and have been extracted from the statutory accounts which have been, or will be in the case of December 31, 2002, filed with the Registrar of Companies on which the auditors have issued unqualified reports.

The statutory accounts have been prepared on a consistent basis with 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC (Registrant)

By:	/s/ Graham Dransfield
Graham Dransfield Legal Director

Date: February 20, 2003